Filed by Rentech Nitrogen Partners, L.P.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Rentech Nitrogen Partners, L.P.

Commission File No.: 001-35334

An audio replay of the conference call reflected in the following transcript was made available by Rentech Nitrogen Partners, L.P. on its website on August 11, 2015.

Additional Information About the Proposed Transaction

In connection with the proposed transaction, CVR Partners intends to file a registration statement on Form S-4 that will include a prospectus of CVR Partners and a proxy statement of Rentech Nitrogen, and CVR Partners and Rentech Nitrogen intend to file other documents, with the Securities and Exchange Commission (the “SEC”). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A definitive proxy statement / prospectus will be sent to unitholders of Rentech Nitrogen seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement / prospectus (when available) and other documents filed by CVR Partners and Rentech Nitrogen with the SEC at the SEC’s website, www.sec.gov. The definitive proxy statement / prospectus (when available) and such other documents relating to CVR Partners may also be obtained free of charge by directing a request to CVR Partners LP, Attn: Investor Relations, 2277 Plaza Drive, Suite 500, Sugar Land, TX 77479. The definitive proxy statement / prospectus (when available) and such other documents relating to Rentech Nitrogen may also be obtained free of charge by directing a request to Rentech Nitrogen Partners, L.P., Attn: Investor Relations, Julie Dawoodjee Cafarella, 10877 Wilshire Blvd., 10th Floor, Los Angeles, CA 90024.

Participants in the Solicitation

CVR Partners, Rentech Nitrogen and their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information regarding directors and executive officers of CVR Partners’ general partner is contained in CVR Partners’ Form 10-K for the year ended December 31, 2014, which has been filed with the SEC. Information regarding directors and executive officers of Rentech Nitrogen’s general partner is contained in Rentech Nitrogen’s Form 10-K for the year ended December 31, 2014, which has been filed with the SEC. A more complete description will be available in the registration statement and the proxy statement/prospectus.

This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release may include certain statements concerning expectations for the future that are forward-looking statements as defined by federal law. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond CVR Partners’ and Rentech Nitrogen’s control, including the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, Rentech Nitrogen unitholder approval, the ability of Rentech Nitrogen to divest or distribute its Pasadena facility, and the satisfaction of other conditions to consummation of the transaction; the ability of CVR Partners to successfully integrate Rentech Nitrogen’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to finance the combined company; and the ability to achieve revenue growth. An extensive list of factors that can affect future results are discussed in CVR Partners’ Annual Report on Form 10-K, Rentech Nitrogen’s Annual Report on Form 10-K and other documents filed from time to time with the SEC. CVR Partners and Rentech Nitrogen undertake no obligation to update or revise any forward-looking statement to reflect new information or events.

RENTECH NITROGEN PARTNERS, L.P.

Rentech Nitrogen Partners, L.P. Q2 2015 Earnings Call August-11-2015

Operator

Welcome to the Rentech Nitrogen 2015 second-quarter conference call. My name is Paulette, and I will be your operator for today’s call.

(Operator Instructions)

I would like to inform all participants this call is being recorded at the request of Rentech Nitrogen. This broadcast is copyrighted property of Rentech Nitrogen. Any rebroadcast of this information in whole or in part without the prior written permission of Rentech Nitrogen is prohibited.

I will now turn the call over to Julie Cafarella, Vice President of Investor Relations. You may begin.

Julie Cafarella - Rentech Nitrogen Partners, LP - VP of IR

Thanks for joining us everyone. Welcome to Rentech Nitrogen’s conference call for the three and six months ended June 30, 2015. During today’s call, Keith Forman, CEO of Rentech Nitrogen, will summarize our activities. Dan Cohrs, our Chief Financial Officer, will give a financial review of the period. Also on the line with us today are John Diesch, President; and Marc Wallis, Senior Vice President of Sales and Marketing. The team will be available for questions at the end of our remarks.

Please be advised that certain information discussed on this conference call will contain forward-looking statements. They can be identified by the use of terms such as may, will, believe, except, and other comparable terms. You’re cautioned that while forward-looking statements reflect our good faith belief and best judgment based upon current information, they are not guarantees of future performance. They are subject to known and unknown risks and uncertainties and risk factors. We detail these factors from time to time in the partnership’s reports and registration statements filed with the securities and exchange commission. Note that the forward-looking statements in this call are made as of August 11, 2015. Rentech Nitrogen does not revise or update these forward-looking statements, except to the extent that it is required to do so under applicable law.

In addition, today’s presentation includes various non-GAAP financial measures. The disclosures related to these non-GAAP measures, including reconciliations to the most directly comparable GAAP financial measures, are included in our 2015 second-quarter earnings press release. You can find the release on our website.

Last, I want to mention that in connection with the proposed merger of Rentech Nitrogen and CVR Partners, Rentech Nitrogen and CVR Partners will file a proxy statement prospectus with the SPC, and we encourage you to read that information when available. Rentech Nitrogen will mail the proxy statement prospectus to its unit holders. CVR Partners and Rentech Nitrogen unit holders may also request free copies of the document from each partnership’s Investor Relations department, or access the documents on each partnership’s website. CVR Partners and Rentech Nitrogen, and our Directors and executive officers may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. You can find more information regarding the Directors and executive officers of Rentech Nitrogen and CVR Partners in each partnership’s annual report on form 10-K for 2014 filed with the SEC.

Now I’ll turn the call over to Keith.

Keith Forman - Rentech Nitrogen Partners, LP - CEO

Good morning. I’ll spend the first part of the call briefly discussing the highlights to the merger agreement we announced yesterday, and then I’ll discuss our quarter and our view of current market conditions. First, let me say that I’m pleased that the market’s initial reaction was positive, as I think it should be. The transaction details are thus. We executed a definitive merger agreement early Monday morning, whereby CVR Partners will acquire all $38.9 million outstanding units of Rentech Nitrogen Partners via an exchange of 1.04 units of UAN for each unit of RNF, and the payment to RNF unit holders of approximately $2.57 per unit. The merger agreement specifically excludes the Pasadena facility, which will be retained by holders of Rentech Nitrogen and sold separately. The total consideration for Rentech Nitrogen without Pasadena is $533 million of cash and units of CVR partners, implying a total enterprise value of $839 million, based on the closing prices of August 17. The value of CVR units plus the cash consideration represents a premium of 20.3% to Rentech Nitrogen’s unit value implied by the unaffected exchange ratio on February 16, 2015, one day before Rentech Nitrogen announced its process to explore strategic alternatives. The merger is structured to provide the unit holders of Rentech Nitrogen with an opportunity to remain invested in the nitrogen fertilizer space, albeit in the form of UAN units, with the benefit of a diversified multi-plant platform with distinct product feed stocks, geography, and market areas, all of which should provide greater opportunity for distribution growth and unit price appreciation. As hesitant as I am to say this, given my recent handicap of timing, we do expect closing to occur by the end of 2015, and no later than May 31, 2016.

Now to our earnings, which is the original purpose of this call. Simply stated, the second-quarter operating results of Rentech Nitrogen Partners were stellar. Year-to-year improvements occurred across most financial metrics, a 94% increase in net income, excluding impairments, a 35% increase in EBITDA, 7.7 times higher distribution than in the second quarter of 2014. The drivers behind the results were higher production rates, higher ammonia and AS prices, lower feed stock costs, and receipt of $4.4 million of business interruption proceeds relating to our 2013 fire at East Dubuque. We have announced a cash distribution per unit in the second quarter of 2015 of $1, versus the $0.13 declared in the same period last year. The second-quarter distribution includes the BI proceeds. Our year-to-date six-month cash distribution of $1.36 stands out well versus the same period last year of $0.21. Our reported net income includes the effect of $101.8 million of write-down of assets at the Pasadena facility. This write-down was precipitated by the very process which led to our transaction with CVR. In accounting parlance, it became clear that it was more likely than not that Pasadena would be sold before the end of its previously estimated economic life. We were then required to value the assets on our books by a contemporaneous determination of value. Excluding the Pasadena write-down, net income for the second quarter was $0.92 per unit, compared to $0.47 per unit in second quarter of 2014.

Now let’s take a look at the performance at each of the facilities during the quarter. At East Dubuque, we had very strong ammonia demand in the spring. April was actually a record for us for the most ammonia tons sold in a month, just shy of 66,000 tons, due to strong demand and greater ammonia production, and ammonia-loading capabilities resulting from the ammonia expansion. We had higher average ammonia prices in the quarter as compared to 2014, $580 per ton versus $548 per ton. In the second quarter we benefited from $1.49 per MMBtu of lower average natural gas costs in the cost of sales than we had in the second quarter of 2014. Pasadena generated positive net income of $2.2 million in the quarter if we exclude the effect of the write-down. AS demand was very good, and we experienced favorable market prices. We had no AS sales during the quarter to Brazil, versus 36% of our production in the prior year’s period being sold to Brazil. AS raw material margins improved quarter over quarter and year over year, $92 per short ton in the second quarter of 2015, versus $81 a short ton in the first quarter of 2015, and $76 in the second quarter of 2014. Higher average ammonia and sulfate prices in the quarter, as compared to the second quarter of last year, were also realized $273 per ton, versus $202 per ton. We had lower ammonia input prices in the second quarter of 2015 that helped AS margins, as compared to 2014, as well as lower operating cost due to the impact of our restructuring efforts at the facility. Plant SG&A is down 33% for the quarter and 44% for the year, due to our restructuring.

From an operating perspective, let’s talk about East Dubuque first. We experienced no down days in the second quarter of 2015, operating at 100% on-time rates for both the ammonia and UAN plants. The ammonia converter is operating well as it makes its way towards its replacement during next summer’s turnaround. The converter project is tracking 28% complete at the moment and on budget, with the replacement as I said currently scheduled for next summer. Just a heads up for the third quarter, our 100% on-stream streak was broken, as the plant was down for seven days in July to inspect for possible waste heat boiler tube leaks in the ammonia plant, unrelated to the converter. At Pasadena, we operated at an 86% on-stream rate for the ammonia and sulfate plants, remembering there that 90% is the max. Our AS quality remains superb, and is highly sought in the market. The sulfuric acid plant operated at reduced rates until we repaired a duct leak while the plant was down during a 13-day planned outage in July to install a new acid pump tank. The new acid pump tank capital costs of approximately $1.5 million are included in our forecasted maintenance CapEx. The co-gen plants operated at a 95% on-stream rate, producing an average just below 9 million megawatts per hour during the quarter.

A little bit of market color. Remember, I have Marc Wallis on the call, so you can ask him for better answers after this. But we entered the season with a large ammonia pre-paid book. Weather in our trade zone was favorable at the beginning of the season, leading to strong ammonia demand. We sold every ton of ammonia that we had on hand. As spring progressed, the wet weather hampered farmers’ ability to apply UAN, resulting in softer than anticipated demand for the product. Strong spring AS demand enter — we entered second quarter with over 80,000 tons contracted for shipping in the spring. AS buying interest continued strong throughout the quarter. AS domestic granular inventories were depleted, and our inventory levels remain low, both on site and throughout our warehouses. Summer [cytrex] was limited, due to the onset of wet whether. We’ve seen good fill demand for UAN and AS. Our UAN production is sold out through the end of the year. With respect to the corn crop, current crop conditions in a trade zone are very good, but wet weather has been negatively impacting corn crop conditions in the Eastern corn belt. We expect the current USDA projections of just less than 89 million acres, and a yield of 166.8 to decline slightly. We did not see much crop-switching in our trade zone of corn for beans during the spring. In fact, growers were having a hard time planting beans due to the wet weather. We could see an early yellowing of the corn crop due to nitrogen deficiencies in some parts of the country. This bodes well for nitrogen demand in the second half of the year.

As of June 30, 2015, we had 87% of our natural gas feed stock requirements for the year locked in, at an average delivered price of $3.45 per MMBtu, which compares to 89% a year ago at $5.08. We delivered and/or locked in a majority of our product sales this year as of June 30. On ammonia, we’ve locked in 68% at average prices of $554 a ton, versus a year ago where we were at 73% at $5.45. 100% of our UAN is sold, at an average price of $255 per ton, versus 98% at $278 a year ago. We sold 62% of our AS at $246 a ton, versus 51% a year ago at $199. Therefore, we’re in a position to issue some new guidance to the investment community for 2015. We expect our cash distribution for the fiscal year to be approximately $2 per unit, versus the $0.56 paid in 2014. Our consolidated EBITDA estimate is approximately $118 million, versus $64.7 million in 2014. 2015 projected EBITDA of $118 million is just shy of our record EBITDA of $128 million recorded in 2012. East Dubuque EBITDA is projected to be about $117 million, versus $85.8 million in 2014. The Pasadena EBITDA is estimated now to be approximately $10 million, versus a negative $12.4 million in 2014, a $22 million year-over-year swing.

Now I’d like to ask Dan to review our results in more detail.

Dan Cohrs - Rentech Nitrogen Partners, LP - CFO & EVP

Okay, thanks Keith. The results in the second quarter were very strong. Despite the fact that they were strong due to improved margins, we did see revenues down slightly. At East Dubuque we had a 2% decline in revenues. Pasadena revenues were down 5%. But those — we saw stronger pricing in ammonia, but we did see lower deliveries in UAN, as well as lower pricing in UAN. The strong pricing for ammonium sulfate really helped our results in Pasadena. When you look at margins, we had the gross margin in East Dubuque improving by 14 percentage points, from 45% up to 59%, due to the improved pricing in ammonia as well as lower input prices. Pasadena gross margin improved from a negative 12% last year to a 5% margin this year, a 17-percentage-point improvement. SG&A with essentially flat. We had flat at East Dubuque, and we had a 33% reduction in SG&A at Pasadena, due to the cost-cutting that followed our restructuring of the operations down there. Total SG&A for the partnership was down about 7%.

Reported net income was a fairly large loss because of that asset impairment in Pasadena. This year’s quarter saw a loss of $56 million, versus last year’s second quarter a loss of about $9 million. If we adjust both of those periods for impairments in Pasadena — remember, last year we had the goodwill impairment, this year we have the asset impairment — but adjusting for both of the impairments, we had net income of $35.6 million this year, $18.3 million last year, for a 94% improvement on an apples-to-apples basis, apart from those one-time items. EBITDA at Pasadena was up about $7 million quarter over quarter, and at East Dubuque up 10. The total EBITDA for the partnership improved by $17 million compared to the second quarter of last year.

Ammonia prices were up about 6%, UAN prices down 7%. The big story for the quarter in terms of product pricing was that ammonium sulfate prices were up by 35%. We recorded $273 per ton, which is a big improvement over the last couple of years. We’re starting to see the product margins in that plant get back to levels that are able to generate positive EBITDA, as we thought when we purchased the asset. Ammonia tons delivered were up 10%, reflecting the strong spring season that Keith talked about, although UAN deliveries were down 24%. As you’ll see in the press release, we’ve now sold out our UAN for the year, but in this quarter compared to last year, deliveries were down. At Pasadena, deliveries were also down; but remember that’s because of the restructuring that we did, and we reduced our production at that plant. We intentionally reduced the volume down there so that we could improve margins. Focusing on input costs, the purchase price of natural gas included in our cost of sales was down almost $1, from $5.08 down to $4.12. If we take account of the unrealized gain on deliveries — on derivatives, excuse me — we have a $0.40 unrealized gain on the derivatives. We improved our input costs by almost $1.50 per million BTU in the quarter. In our press release, we summarized the forecast of our key metrics for the quarter and the capital expenditures for the third quarter of 2015.

Now we’ll turn over to questions.

QUESTION AND ANSWER

Operator

Thank you. We will now begin the question-and-answer session.

(Operator Instructions)

Chris Parkinson, Credit Suisse.

Chris Parkinson - Credit Suisse - Analyst

Perfect, thank you. You’ve obviously already highlighted a lot of the strategic rationale for the combination. Is there any more insight on your own personal thought process, or any additional color on what you basically at the time when you’re negotiating everything, you thought further growth initiatives would be possible over the next, let’s say to five years?

Just trying to get a sense of how you are viewing the potential deal in the industry over the long term. And trying to gain any — my head around any optionality going forward?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

Chris, I’m going to have to defer answering that question until the prospectus is out, or until I can coordinate with the CVR folks that answer. It’s now those forward-looking statements, particularly post-closing, will have a little bit of influence on clearly will be a major operational component of that.

The rationale that I always used was the orphan asset and the parent that wasn’t very financially strong, and being able to position this entity with a stronger parent and some siblings to make for a happier family, I think is achieved by this transaction. That’s what I’ll say right now. Stronger families usually perform better in school, and have better jobs when they graduate.

Chris Parkinson - Credit Suisse - Analyst

All right, fair enough. I’ll switch to the end of the market question.

Your realized UAN prices in your four-door order book obviously look pretty strong, and in the 2Q the pricing looked a little bit better than expected, even when considering the spread versus Midwest area. Can you comment on what’s currently occurring in the market? You mentioned you are sold out through the end of the year, but how should we think about everything going forward, specifically in your key regions, East Dubuque. Thank you.

Keith Forman - Rentech Nitrogen Partners, LP - CEO

I’m going to let my resident experts, John or Marc, handle that question.

Marc Wallis - Rentech Nitrogen Partners, LP - SVP of Sales and Marketing

Keith, I’ll jump in and Chris, when we look at second half of the year, and we stated in the earnings call here we had a real strong fill period. Interest was robust, took us into the end of the year, actually. We have a small amount of tons sold into Q1 of next year. Demand for UAN was solid, and pricing, even though a little bit lower than we were a year ago, I think with the onset of lower gas margins look good, and we’re satisfied with where we’re at.

The ammonia front we saw interest. Pricing was solid, not quite as robust as UAN. We still have tons, and are going to be active sellers for Q4.

The Q3 fill demand was good. Pricing was our expectations. The second half, the year from our perspective — and you can see that in our numbers and why we were comfortable stepping out and giving updated guidance at some higher distributions — looks very positive.

A little concerned about the grain market bleeding off. It’s trying to crawl its way back up about $4. But all in all, the general lag state of the industry in our view is pretty solid.

Chris Parkinson - Credit Suisse - Analyst

Perfect. Thank you very much.

Operator

Joel Jackson, BMO Capital Markets.

Joel Jackson - BMO Capital Markets - Analyst

Hi, good morning. A couple questions. On the Pasadena write-down, could you give us a sense of where you’ve written down the assets? I know where you’ve written it down to — I know you gave a bit of color about qualitatively, but can you talk about the $100-million write-down, why that number was chosen? Thanks.

Keith Forman - Rentech Nitrogen Partners, LP - CEO

Dan, why don’t you handle that one?

Dan Cohrs - Rentech Nitrogen Partners, LP - CFO & EVP

Joel, we actually don’t disclose the actual asset value on the balance sheet; but obviously we disclose the amount of the write-down, $100 million. It would be the purchase price plus all the capital we put in, minus the depreciation, but all we’ve disclosed is the $100 million.

The way that works on the write down is when we did the asset impairment, we were still in a mode of owning that plant, so we looked at a 20-year cash flow forecast. Now when we launch the process and once we started to get into the process, and receive indications of interest in writing, now we had to make the determination that it’s more likely than not that we would sell the plant. Once we do that, we have to shift from looking at a long-term forecast of cash flows as if we’re operating the plant, to a short period of operations followed by a sale.

At this point, there’s a great deal of uncertainty about the actual sale of that plant or the price at which it might be sold. We did our best to put together the scenarios that we might sell it under, based on the indications we have.

We also took account of a small probability that we might continue to own the plant. We have a probability weighting of different scenarios. When you boil all that down, it implies that $100 million write-down of the asset.

Joel Jackson - BMO Capital Markets - Analyst

Thank you for that. Where you wrote it down to, if I understand is, you maybe added a bit of up side to what’s left on the balance sheet for being able to still run it, and maybe get better earnings on what you’re seeing. Does that sound reasonable?

Dan Cohrs - Rentech Nitrogen Partners, LP - CFO & EVP

I don’t know that I said that. What we do is we project our expectations for cash flow between now and closing. We have to make an assumption about when the sale would close. And then we have various indications of interest that we took account of when we made our assessment of what the likely sale proceeds would be.

Those are the cash flows. We have our expected cash flows based on what we see the results are today and looking forward to the next — let’s call it six to 18 months, depending on how long that process takes. We’re giving ourselves plenty of conservatism here.

Then we’re doing our — making our best effort to assess that sale price based on a process that we’re in the middle of. There is no certainty today about any terms of a sale for that plant. These are estimates.

Keith Forman - Rentech Nitrogen Partners, LP - CEO

Dan, do think that the prospectus would actually break that out if you pro forma’d East Dubuque moving to CVR, and then the residual would be Pasadena on our balance sheet?

Dan Cohrs - Rentech Nitrogen Partners, LP - CFO & EVP

I think that’s likely that. I imagine that will show on the prospectus, yes.

Keith Forman - Rentech Nitrogen Partners, LP - CEO

Yes, so maybe Joel can hang on and see that document down the road here.

Joel Jackson - BMO Capital Markets - Analyst

Okay, I look for that. The other question I had was can you give any color — you’ve given some good guidance here for the second half of the year.

Can you give us a little more color about where their earnings mix will be between Q3 and Q4? The last few years, when you’ve had a stronger Q3 or strong Q4 it’s been all over the map. Just to get a sense of where the distributable cash will hit Q3, Q4 in terms of the mix?

Dan Cohrs - Rentech Nitrogen Partners, LP - CFO & EVP

Joel, it’s traditionally been the fourth quarter that’s stronger. Last year — I’d say the last year was weak. I think the distinctions between quarters were less obvious. In a quarter — in a year that has the market conditions and the plant performances that we’re experiencing, the 4Q distribution would be weightier than the 3Q.

Joel Jackson - BMO Capital Markets - Analyst

Okay. Finally, have you guys given some thought on the Midwest UAN market? If this transaction goes though, if CS transaction goes through, do you think the strength of all this would be to uphold the Midwest premium on UAN? Maybe you could talk about that?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

I probably am not going to talk about that. We have some processes to go through. Once again, I don’t want to unilaterally speak to something that really — I think you really would want a combined Company answer on that, because I can only be able to give you an isolated opinion.

Joel Jackson - BMO Capital Markets - Analyst

Okay, no worries. Thanks a lot.

Keith Forman - Rentech Nitrogen Partners, LP - CEO

I’m sorry, Joel.

Operator

Brent Rystrom, Feltl.

Brent Rystrom - Feltl and Company - Analyst

Thank you. On Pasadena, you had mentioned $10 million of EBITDA for the year. If you were to think about Pasadena as a standalone business, how much of that $10 would be distributable?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

We really haven’t broken that — enough data out for that. Go ahead, Dan, sorry.

Dan Cohrs - Rentech Nitrogen Partners, LP - CFO & EVP

What we have said is that our maintenance CapEx we still expect at $4 million. We report our debt service up at the partnership level. If we had Pasadena really as a truly standalone entity and we hit these numbers — if you had $10 million of EBITDA and $4 million of maintenance CapEx, you would think about $6 million of distributable cash.

Brent Rystrom - Feltl and Company - Analyst

To carry that thought, Dan, the debt is going — if the transaction closes, the debt goes with the transaction. If you’re left with Pasadena for some period of time or maybe permanently, it would in theory be without debt to start life, right?

Dan Cohrs - Rentech Nitrogen Partners, LP - CFO & EVP

That’s right.

Keith Forman - Rentech Nitrogen Partners, LP - CEO

Yes, but can I add that it would have allocated costs to it that probably don’t get directly planted on that plant today. That’s why I’m a little hesitant to answer that == full answer on that question.

Dan Cohrs - Rentech Nitrogen Partners, LP - CFO & EVP

Yes, that’s right. It would depend — if it’s in a separate entity, there still may be the equivalent of partnership cost that we report today. That might not all be distributable cash, exactly.

Keith Forman - Rentech Nitrogen Partners, LP - CEO

If you add EBITDA from plant East Dubuque plus EBITDA from Pasadena, the combined EBITDA of the business is $10 million less than those two numbers added together. There’s an implicit cost structure above the two-plant, self-generated EBITDAs.

Brent Rystrom - Feltl and Company - Analyst

Does the $10 million — it suggests a little bit of a degrade from where you were in the first half, as far as EBITDA. Is that just seasonal? Does that reflect more of an impact of not having the Brazil business? What’s the thought on that?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

Yes, I don’t — I’m not sure if I understand how seasonality would affect allocations of overhead and costs.

Brent Rystrom - Feltl and Company - Analyst

No, I’m sorry Keith. I’m talking about your EBITDA guidance for the year at $10 million. I believe you were over $5 million for the first half for Pasadena?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

Yes, we were. Yes.

Brent Rystrom - Feltl and Company - Analyst

I’m wondering is the reason it’s $4.6 million or whatever in the second half, is that seasonally related? Is that related to Brazil?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

I think it’s prudence from trying to get a number right, for once, on that plant. I think we’re going to hold our line on $10 million at this point.

Brent Rystrom - Feltl and Company - Analyst

I hear you. I remember in June you said to me that you guided to $4 million and obviously it was going to be better than that, but you wanted to be careful on how the numbers came in and to see where it went. I appreciate that.

Now this is a collective memory thing. I know John and a few of the other guys have a lot of history. It looks like we’re going to have — a lot of people are now predicting the strongest El Nino in the last 100 years. Historically, that in my recollection leads to a very extended fertilizer season for the fourth quarter.

You tend to have a milder winter with much less precipitation. Thinking of when that window of fall applications might run through, you could have a very excellent chance of getting well into December. I’m curious if the collective history, either industry or plant, would have some thoughts on how a strong El Nino effects ammonia application in November, December?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

Let me defer to John who actually was there for the first El Nino, or Marc.

John Diesch - Rentech Nitrogen Partners, LP - President

All right. Hi, Brent. I think I would agree with you.

Of course again, it’s pretty difficult to predict the weather, but I think the way things are shaping up, I think there’s a very good potential we could have a strong fall season, particularly for ammonia application. But again, it just remains to be seen. We’ve had historically where we’ve had some tremendous fall seasons — of course, again, depending on the weather. Marc, I don’t know if there’s something you want to add?

Marc Wallis - Rentech Nitrogen Partners, LP - SVP of Sales and Marketing

I’ll just throw one more comment on top of that. Brent, I like the way you’re looking at things.

The more open we are in the fall, the more times it go down. If your weather forecast would be accurate, I would expect to see a very good fall ammonia run for the areas that put it down. If you paint that picture and it comes to fruition, you would look for good things to happen out of the business in Q4.

John Diesch - Rentech Nitrogen Partners, LP - President

I’ll also add, in our trade zone, corn went in early relatively early or pretty close to normal. Our expectations is it will come off significantly earlier than it did last year, which would give us much more time to have a good fall application.

Brent Rystrom - Feltl and Company - Analyst

All right. Thank you, guys.

Operator

Lynn Shen, HITE Hedge.

James Jampel - HITE Hedge Asset Management - Analyst

It’s actually James Jampel from HITE. With the fourth quarter potentially being a weightier distribution with the potential effect of El Nino, how does the closing date impact the fourth quarter — the number of days in the fourth quarter that RNF folks could get the distribution?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

James, the companies are — the securities are merging, so the distribution would be a UAN distribution, if in your scenario. First off, we did not say that the El Nino is going to lead to a better quarter, by the way. That’s a leap that you made. So, not confirming the first part of your question.

James Jampel - HITE Hedge Asset Management - Analyst

Okay, that was my leap, yes.

Keith Forman - Rentech Nitrogen Partners, LP - CEO

The second part of your question is that it’s a merger, so the combined cash flows of the entities are considered by the Board of the combined entity in February of next year and a distribution will be declared based on ownership in early February. That ownership will be whatever pro rata 1.04 units you received based on what you own today — or what you own then, on the merger date.

James Jampel - HITE Hedge Asset Management - Analyst

But if the merger doesn’t close until next year, wouldn’t RNF holders get all the distribution related to the fourth quarter and not have to split it?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

If it closes after the date in February where we set the record date, that’s the case, yes. They would be separate entities, controlled by the Board that exists today at RNF, which would declare that distribution.

James Jampel - HITE Hedge Asset Management - Analyst

But even if it closed in February, the distribution — or in January, the fourth-quarter distribution belongs to the RNF, because it’s based upon —

Keith Forman - Rentech Nitrogen Partners, LP - CEO

James, it’s a merger. You’re going to have to wait for the prospectus. There’s probably a bunch of other people on the phone that can maybe answer this question better.

But it’s a merger. You’re entitled to the merged cash flows at the point of the actual merger occurring. If it closes in January, the cash that’s accumulated on the balance sheet of RNF now becomes added to the cash at UAN. And now there’s bigger back of cash, and bigger back of cash in February is now allocated among bigger pool of unit holders, and distributed thusly. Everybody shares in it.

James Jampel - HITE Hedge Asset Management - Analyst

Okay, fair enough. Second question, as we anticipate will be new holders of UAN units, RCK as a major holder of UAN units is of concern to us. What plans does RCK have to distribute or sell its UAN units beyond the lock-up period?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

There’s no public discussion around that whatsoever.

James Jampel - HITE Hedge Asset Management - Analyst

Would it be viewed as a strategic holding, or is it something where in the end RTK is thinking it might exit the fertilizer business?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

James, it’s premature to talk about that on an RNF unit holder call. It’s premature. We haven’t disclosed that.

I would consider that to be a major material discussion to occur. I would be surprised if that would be something that we would have left out, and then just in response to a question like that have an answer to.

James Jampel - HITE Hedge Asset Management - Analyst

Fair enough. Then last one from me, you mentioned you went through some sort of probability weighting exercise with Pasadena. Are you able to disclose what percent probability you’ve assigned to potentially it not being sold?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

No. There’s work papers with respect to every assumption and accrual down the entire ledger of accounts.

We do not to disclose those work papers. We never have. No company ever has. No.

James Jampel - HITE Hedge Asset Management - Analyst

Lastly from me, how do you see Pasadena timing going forward?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

It’s a condition precedent that it close prior to the merger. I think as I said earlier, I’m not a good prognosticator with respect to timing around events like this, so I’m not going to answer that question other than to what I said in the conference call is that both parties expect the merger to close prior to year end, but the outside date is May 31, 2016.

James Jampel - HITE Hedge Asset Management - Analyst

Okay. Thank you so much.

Operator

Matt Farwell, Imperial Capital.

Matt Farwell - Imperial Capital - Analyst

Hello, good morning. Just a quick question on how UAN or CVR Partners plans to fund the cash purchase? When are we going to find out more color on whether or not the Company plans to use debt or equity to fund the cash purchase — or the cash (inaudible - multiple speakers)?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

No, I think we got comfortable with the entire family of CVR, CVI, Icon Holdings. They seem to be very able to finance many things. They have a significant cash flow and balances. We have not — they have not disposed specifics of how they are doing that, but I’m sure they will show up on the due date with money in hand.

Matt Farwell - Imperial Capital - Analyst

Okay, thanks.

Operator

[George Stein], CORE Partners.

Unidentified Participant - CORE Partners - Analyst

Hello, one quick question on Pasadena. In light of the improved operations for the year, can you remind me if the terminalling opportunity is mutually exclusive to the AS operations?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

I will say that is not the case. There are scenarios that we’ve actually seen that they could be — they could cohabitate. I don’t want to — we don’t have any plans specifically that show that, but there is a cohabitation possibility. There’s a lot of acreage.

Unidentified Participant - CORE Partners - Analyst

Okay, that’s it for me. Thanks, great quarter.

Operator

Richard Haydon, Tipp Hill Capital.

Richard Haydon - Tipp Hill Capital - Analyst

Good morning. There seems to be a little bit of interest in Pasadena, so I’m not going to change the subject matter. If revenue were steady state in the year 2016, would EBITDA increase relative to the improvements you’ve made there?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

Yes, I don’t — yes, Richard —

Dan Cohrs - Rentech Nitrogen Partners, LP - CFO & EVP

We’re not in a position to give 2016 forecasts.

Keith Forman - Rentech Nitrogen Partners, LP - CEO

Yes, really not, Richard. That’s an uncomfortable place to go. I think the steady state, I think people that have been with this investment for a while have seen how that relationship between Tampa and Midwest ammonia is so impactful.

I will say, though, that the people and the operations at the facility in Pasadena are a large part of being — positioning that asset to take advantage of that. I feel very confident that part of that if will be there through that period, but I can’t opine on that, sorry.

Richard Haydon - Tipp Hill Capital - Analyst

Maybe I can re-word that. Do you think that you’ve realized the full benefits of the restructuring that has occurred there?

Keith Forman - Rentech Nitrogen Partners, LP - CEO

It’s not going to be in over our shoulder yet, because there are some other aspects of the plant which haven’t been firing. For instance, the co-gen facility has, as I mentioned, operated at just less than 9 megawatts during the quarter, and that facility has the potential to operate in the 12-, 13-megawatt range. There’s EBITDA left on the table there.

The sulfuric acid plant’s up and running properly now. That’s had a little ins and outs. There are certain things — its hasn’t shown its true colors.

Dan Cohrs - Rentech Nitrogen Partners, LP - CFO & EVP

There’s a question implied there that I think we can answer, because we have answered it, which is the expense reductions that we announced at the time of the restructuring have been accomplished. Our run rate on expenses reflects the benefits of the restructuring, if that’s what you’re really trying to get at.

Richard Haydon - Tipp Hill Capital - Analyst

That’s part of the answer.

Dan Cohrs - Rentech Nitrogen Partners, LP - CFO & EVP

Yes, but obviously the EBITDA going forward would depend both on product pricing and prices of ammonia and sulfur.

Richard Haydon - Tipp Hill Capital - Analyst

That’s why I set the table holding that constant. Okay.

John Diesch - Rentech Nitrogen Partners, LP - President

Richard, this is John. One other thing is on-stream time continues to improve.

The things we’ve done for the facility — reliability, the co-gen unit has been running really well. We have acid plant up to full production, so we’re producing between 12- and 13-megawatts of power, which today is very good, because it’s been over 100 degrees down there, and power prices have been beneficial for us. We like where we’re going.

Richard Haydon - Tipp Hill Capital - Analyst

Okay. Good luck.

Keith Forman - Rentech Nitrogen Partners, LP - CEO

Thanks.

Operator

Thank you ladies and gentlemen, this concludes today’s conference. Thank you for participating. You may now disconnect.